UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(i) or 13(e)(1) of the Securities Exchange Act of 1934

TRI-S SECURITY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Convertible Promissory Notes Due 2008

(Title of Class of Securities)

895578102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Nicolas V. Chater

Chief Financial Officer

Tri-S Security Corporation

Royal Centre One

11675 Great Oaks Way, Suite 120

Alpharetta, Georgia 30022

(678) 808-1540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

with copies to:

Steven E. Fox, Esq.

Lori A. Gelchion, Esq.

Rogers & Hardin LLP

2700 International Tower,

229 Peachtree Street, NE

Atlanta, Georgia 30303

(404) 522-4700

CALCULATION OF FILING FEE

Transaction Value[1]	Amount of Filing Fee[2]
$7,665,000	$301.23*

[1]

Calculated solely for purposes of estimating the filing fee. The transaction value assumes the exchange of $7,665,000 in aggregate principal amount of 10% Convertible Promissory Notes Due 2008 of Tri-S Security Corporation (the “Existing Notes”) for new securities.

[2]	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

*	Previously paid.

☐	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Note

This Amendment No. 2 to Schedule TO (this “Amendment No. 2”) amends and supplements the issuer tender offer statement on Schedule TO initially filed by Tri-S Security Corporation, a Georgia corporation (the “Company”), on August 20, 2008 and amended on September 18, 2008 (as amended and supplemented, the “Schedule TO”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) its 10% Convertible Promissory Notes Due 2008 for (i) shares of its common stock, par value $.001 per share, and its Series A Warrants; or (ii) its 10% Convertible Promissory Notes Due 2011 and its Series B Warrants. The Exchange Offer is being made on the terms and subject to the conditions set forth in the Company’s offer to exchange, dated August 20, 2008 and amended on September 18, 2008 and October 2, 2008 (as may be further amended and supplemented from time to time, the “Offer to Exchange”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A) to (a)(1)(E) to the Schedule TO (which Offer to Exchange and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The information in the Offer Materials is incorporated in this Amendment No. 2 by reference to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.	Summary Term Sheet.

The expiration date of the Exchange Offer has been changed from 5:00 p.m., Eastern Daylight time, on October 3, 2008, to 5:00 p.m., Eastern Daylight time, on October 17, 2008. Accordingly, all references in the Offer to Exchange to “October 3, 2008,” including such references under the heading “Summary of the Exchange Offer,” are revised to read “October 17, 2008.”

Item 4.	Terms of the Transaction.

The expiration date of the Exchange Offer has been changed from 5:00 p.m., Eastern Daylight time, on October 3, 2008, to 5:00 p.m., Eastern Daylight time, on October 17, 2008. Accordingly, all references in the Offer to Exchange to “October 3, 2008,” including such references under the headings “Summary of the Exchange Offer” and “The Exchange Offer,” are revised to read “October 17, 2008.”

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange, dated August 20, 2008, as amended and restated September 18, 2008.*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Sample Form of 10% Convertible Promissory Note Due 2011*

(a)(1)(D)	Sample Form of Series A Warrant*

(a)(1)(E)	Sample Form of Series B Warrant*

(a)(5)(A)	Tri-S Security Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(B)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(C)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(D)	Announcement of Tri-S Security Corporation dated September 18, 2008.*

(a)(5)(E)	Announcement of Tri-S Security Corporation dated October 2, 2008.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2008	TRI-S SECURITY CORPORATION

	By:	/s/ Nicolas V. Chater
Nicolas V. Chater
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange, dated August 20, 2008, as amended and restated September 18, 2008.*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Sample Form of 10% Convertible Promissory Note Due 2011*

(a)(1)(D)	Sample Form of Series A Warrant*

(a)(1)(E)	Sample Form of Series B Warrant*

(a)(5)(A)	Tri-S Security Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(B)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(C)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(D)	Announcement of Tri-S Security Corporation dated September 18, 2008.*

(a)(5)(E)	Announcement of Tri-S Security Corporation dated October 2, 2008.

* Previously filed.